
Mail Stop 3720

April 25, 2007

Mr. Thomas A. Szabo
Chief Executive Officer
Telanetix, Inc.
6197 Cornerstone Court E., Suite 108
San Diego, CA 92121

> **Re: Telanetix, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 10, 2007**
> **File No. 333-140767**

Dear Mr. Szabo:

We have reviewed your filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are unable to agree with your analysis in response to prior comment one. Based on disclosure indicating the company's public float located on page 18 of the prospectus and in the company's Form 10-KSB (12,136,332 and 12,634,250, respectively), the number of shares being registered represents over 40% of the company's public float. In both cases, the number of shares is far greater than 24%, as your response to common one indicates. As such, we continue to believe that your offering is an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) which can only be conducted by issuers that are primarily eligible to use Form S-3. Because you do not

qualify to conduct an offering "at the market," revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering by the company.

Prospectus Summary, page 1

Recent Financings, page 1

2.	In the description of the terms of the debentures issued in December 2006 and February 2007 on page two, you suggest that the conversion rate is fixed at $1.54, subject to adjustment including full-ratchet and anti-dilution provisions. Although the disclosure on page 20 and elsewhere states that the conversion price adjusts in relation to your stock price at the time of conversion, it is not clear whether it adjusts based upon 85% of the average of the volume weighted average price or if that just refers to interest payments paid in stock. Please fully discuss how the adjustable conversion mechanism works. See prior comment 11.

3.	Please update the disclosure regarding Aequitas to reflect the warrants issued in March 2007 to Aequitas Capital.

Selling Stockholders, page 18

4.	Based on the tabular disclosure on page 21 and the footnotes to the beneficial ownership table on page 41, it appears that the shares being registered on behalf of Enable and Crescent exceed the number of shares beneficially owned by these selling shareholders as a result of the December 2006 private placement. As this registration statement registers securities underlying the debentures and warrants issued to these particular shareholders in the December 2006 offering only, please explain the discrepancy.

5.	We note the tabular disclosure presented in accordance with prior comments six and seven. Assuming the conversion price of the debentures adjusts based upon 85% of the average of the volume weighted average price, explain why you chose $0.80 for each table rather than 85% of $0.80.

6.	As requested in prior comment nine, provide disclosure in a table that compares the number of shares outstanding prior to the senior convertible debentures and warrants transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

7.	In prior comment 10, we requested that you disclose whether you have the intention, and a reasonable basis to believe that you have the financial ability, to make all payments on the overlying securities in cash or stock. The disclosure on page 20 states that you have budgeted a "portion" of the proceeds to make initial payments under the debentures and that you expect existing cash and cash flows, including as a result of the recent AVS acquisition, to allow you to make "a major portion" of the principal and interest payments in cash. Please disclose the amount you have budged to make the initial payments. Quantify "major portion" and clarify the extent to which this amount depends on cash flows generated by AVS. In addition, your response indicates that you have a reasonable belief you will have the financial ability to make "all" payments in cash. Reconcile this statement with the disclosure concerning a "major portion."

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile: (619) 744-220*1
        James A. Mercer III, Esq.
        Duane Morris LLP